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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                               GLEASON CORPORATION
                            (NAME OF SUBJECT COMPANY)


                               GLEASON CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)
                                 ---------------

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   377339 10 6
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 ---------------

                              EDWARD J. PELTA, ESQ.
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               GLEASON CORPORATION
                             1000 UNIVERSITY AVENUE
                         ROCHESTER, NEW YORK 14692-2970
                                 (716) 473-1000

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                ON BEHALF OF THE PERSON(S) FILING THIS STATEMENT)


                                 WITH A COPY TO:
                            DAVID L. FINKELMAN, ESQ.
                          STROOCK & STROOCK & LAVAN LLP
                                 180 MAIDEN LANE
                          NEW YORK, NEW YORK 10038-4982
                                 (212) 806-5400

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          This Amendment No. 3 to the Solicitation and Recommendation Statement
on Schedule 14D-9 amends and supplements the Solicitation and Recommendation Statement on Schedule 14D-9 originally filed on December 15, 1999 (the "Schedule 14D-9") by Gleason Corporation, a Delaware corporation (the "Company"), relating to the joint tender offer by Torque Acquisition Co., L.L.C. ("Acquisition Company"), a Delaware limited liability company and a wholly owned subsidiary of Vestar Capital Partners IV, L.P. ("Vestar"), and the Company to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $23.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1999, and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-9.

          The Company hereby amends and supplements the Schedule 14D-9 as follows:

ITEM 8. ADDITIONAL INFORMATION.

          Item 8 is hereby amended and supplemented as follows:

          As was contemplated and disclosed in the Offer to Purchase, additional members of the management of the Company (the "New Management Investors") have entered into a management subscription agreement (the "Management Subscription Agreement"), pursuant to which they generally have elected to retain their Shares and existing options to purchase Shares following the completion of the transaction. A form of the Management Subscription Agreement is filed herewith as Exhibit (c)(36).

          In electing to retain their Shares and existing options, the New Management Investors have generally agreed, among other things, not to tender any shares of Common Stock pursuant to the Offer, to vote all Shares held by them in favor of the Merger and the approval and adoption of the Merger Agreement, and not to sell or transfer any Shares or existing options.

          As disclosed in the Offer to Purchase, the Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer that number of shares which would result in the Acquisition Parties (as defined in the Offer to Purchase) owning in the aggregate at least two-thirds of the Shares outstanding on a fully diluted basis after giving effect to the repurchase of shares by the Company in the Offer (the "Minimum Condition"). As disclosed in the Offer to Purchase, the decision by the New Management Investors not to tender their Shares and existing options in the Offer and to roll over such Shares and existing options in the Merger has resulted in a reduction in the number of Shares required to be tendered to satisfy the Minimum Condition. The number of Shares which must now be tendered to satisfy the Minimum Condition is 6,375,984 Shares.

          Item 8 is further amended and supplemented as follows:

          On January 21, 1999 the Company filed with the Securities and Exchange Commission Amendment No. 5 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3"). A preliminary proxy statement on Schedule 14A (the "Proxy Statement") was filed as Exhibit (d)(8) to the Schedule 13E-3 relating to a special meeting of the stockholders of the Company at which the stockholders will consider and vote upon, among other things, a proposal to approve and adopt the Merger Agreement. A copy of the Proxy Statement is filed herewith as Exhibit
(c)(37), and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement.

          Item 8 is further amended and supplemented as follows:

          An aggregate of approximately $280,000 has been paid by the Company as loans to certain senior members of management in the form of promissory notes to assist in the payment of certain taxes incurred in connection with the Transactions. Such loans are full recourse and bear interest at market rates. A form of promissory note for such loans is filed herewith as Exhibit (c)(38).


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

          Item 9 is hereby amended and supplemented by the addition of the following exhibit hereto:

(c)(36) Form of Management Subscription Agreement (incorporated by reference to Exhibit (c)(24) to Amendment No. 4 to the Schedule 14D-1 filed on January 21, 2000).

(c)(37)   The Preliminary Proxy Statement (incorporated by reference to Exhibit
          (d)(8) to Amendment No. 5 to the Schedule 13E-3 filed on January 21,
          2000).

(c)(38) Form of Promissory Note (incorporated by reference to Exhibit (b)(3) to Amendment No. 5 to the Schedule 14D-1 filed on January 25, 2000).

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 2000

                                    GLEASON CORPORATION


                                    By: /S/ EDWARD J. PELTA
                                        -------------------------
                                    Name:  Edward J. Pelta
                                    Title: Vice President, General Counsel
                                           and Secretary


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                                  EXHIBIT INDEX

EXHIBIT NO.                        DESCRIPTION

(c)(36) Form of Management Subscription Agreement (incorporated by reference to Exhibit (c)(24) to Amendment No. 4 to the Schedule 14D-1 filed on January 21, 2000).

(c)(37) The Preliminary Proxy Statement (incorporated by reference to Exhibit (d)(8) to Amendment No. 5 to the Schedule 13E-3 filed on January 21, 2000).

(c)(38)        Form of Promissory Note (incorporated by reference to Exhibit
               (b)(3) to Amendment No. 5 to the Schedule 14D-1 filed on January 25, 2000).